CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(UNAUDITED)

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The condensed interim consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The condensed interim consolidated financial statements have not been audited.

/s/ Keith Neumeyer	/s/ Neil Beaumont
Keith Neumeyer	Neil Beaumont
Chief Executive Officer	Chief Financial Officer
July 29, 2026	July 29, 2026

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

f
The Condensed Interim Consolidated Statements of Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2026	2025	2026	2025

Revenues	6	$415,499	$264,229	$892,167	$508,171
Mine operating costs
Cost of sales	7	143,469	141,139	297,485	258,856
Depletion, depreciation and amortization		48,414	73,739	104,470	136,159
		191,883	214,878	401,955	395,015

Mine operating earnings		223,616	49,351	490,212	113,156

General and administrative expenses	8	13,932	12,510	29,506	25,228
Share-based payments		3,066	3,804	10,510	9,306
Mine holding costs	9	5,217	5,323	10,014	10,292
Restructuring costs		2,238	—	3,365	—
Reversal of impairment	15	(1,923)	—	(1,923)	—
Acquisition Costs	4	—	—	—	5,584
Foreign exchange loss (gain)		3,543	(11,768)	4,200	(12,244)
Operating earnings		197,543	39,482	434,540	74,990

Investment and other income	10	6,009	6,334	19,364	6,839
Finance costs	11	(9,592)	(7,798)	(18,955)	(14,761)
Earnings before income taxes		193,960	38,018	434,949	67,068

Income taxes
Current income tax expense		90,730	21,087	174,631	36,174
Deferred income tax recovery		(22,663)	(39,648)	(13,061)	(31,925)
		68,067	(18,561)	161,570	4,249

Net earnings for the period		$125,893	$56,579	$273,379	$62,819

Net earnings attributable to:
Owners of the Company		$109,433	$52,548	$237,531	$54,812
Non-controlling interest	24	$16,460	$4,031	$35,848	$8,007

Earnings per common share attributable to owners of the Company
Basic & Diluted	12	$0.22	$0.11	$0.48	$0.12

Weighted average shares outstanding
Basic	12	493,335,474	485,086,253	493,106,818	469,163,327
Diluted	12	501,329,850	488,580,386	501,611,771	472,629,976
Approved and authorized by the Board of Directors for issuance on July 29, 2026.

/s/ Keith Neumeyer	/s/ Colette Rustad
Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Comprehensive Income provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Three Months Ended June 30,		Six Months Ended June 30,
		2026	2025	2026	2025

Net earnings for the period		$125,893	$56,579	$273,379	$62,819

Other comprehensive income
Items that will not be subsequently reclassified to net loss:
Unrealized (loss) gain on fair value of investments in marketable securities, net of tax	14(b)	(15,908)	15,879	(29,840)	30,150
Realized gain (loss) on investments in marketable securities, net of tax	14(b)	3,222	(1,888)	6,297	(1,882)

Other comprehensive (loss) gain		(12,686)	13,991	(23,543)	28,268

Total comprehensive income		$113,207	$70,570	$249,836	$91,087

Comprehensive income attributable to:
Owners of the Company		$96,747	$66,539	$213,988	$83,080
Non-controlling interests		$16,460	$4,031	$35,848	$8,007

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)

The Condensed Interim Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2026	2025	2026	2025
Operating Activities
Net earnings for the period		$125,893	$56,579	$273,379	$62,819
Adjustments for:
Income tax expense (recovery)		68,067	(18,561)	161,570	4,249
Depletion, depreciation and amortization		48,779	74,058	105,202	136,832
Share-based payments		3,705	3,000	7,574	7,514
Reversal of Impairment	15	(1,923)	—	(1,923)	—
Finance costs	11	9,592	7,798	18,955	14,761
Unrealized (gain) loss from marketable securities and silver futures derivatives		(4,308)	(2,717)	(10,371)	444
Other		(1,485)	(5,236)	4,542	(1,666)
Operating cash flows before non-cash working capital and taxes		248,320	114,921	558,928	224,953
Net change in non-cash working capital items	26	7,324	5,805	28,738	(20,695)
Income taxes paid		(46,765)	(30,620)	(142,250)	(58,660)
Cash generated in operating activities		208,879	90,106	445,416	145,598

Investing Activities
Expenditures on mining interests		(45,005)	(31,551)	(79,631)	(77,391)
Acquisition of property, plant and equipment		(14,493)	(17,974)	(27,336)	(28,489)
Disposition of Del Toro	15	20,000	—	20,000	—
Gatos Silver Inc. cash acquired, net of cash consideration paid	4	—	—	—	159,560
Acquisition of Springpole Silver Stream	16(f)	—	—	—	(5,000)
Other	26	3,767	1,684	10,178	(522)
Cash (used in) provided by investing activities		(35,731)	(47,841)	(76,789)	48,158

Financing Activities
Proceeds from exercise of stock options		1,024	9,829	17,173	18,167
Repayment of lease liabilities	22	(4,682)	(3,940)	(9,281)	(8,508)
Dividends and distributions paid to non-controlling interests	24	(29,250)	(9,688)	(38,494)	(9,688)
Finance costs paid		(1,265)	(2,237)	(2,569)	(4,133)
Dividends declared and paid	23	(8,443)	(2,180)	(12,541)	(4,939)
Shares repurchased	23	(22,743)	(2,844)	(22,743)	(4,270)
Cash used in financing activities		(65,359)	(11,060)	(68,455)	(13,371)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		687	2,235	(296)	2,188
Increase in cash and cash equivalents		107,789	31,205	300,172	180,385
Cash and cash equivalents, beginning of the period		984,835	351,313	793,435	202,180
Cash and cash equivalents, end of period		$1,093,311	$384,753	$1,093,311	$384,753

Supplemental cash flow information	26

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2026 AND DECEMBER 31, 2025
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars)
The Condensed Interim Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	June 30, 2026	December 31, 2025
Assets

Current assets
Cash and cash equivalents		$1,093,311	$793,435
Trade and other receivables		15,717	86,362
Value added taxes receivable	25	40,144	35,801
Inventories	13	106,492	84,753
Other financial assets	14	155,130	180,386
Prepaid expenses and other		23,834	11,964
Total current assets		1,434,628	1,192,701

Non-current assets
Mining interests	16	2,671,426	2,680,048
Property, plant and equipment	17	547,956	560,458
Right-of-use assets	18	26,264	14,469
Deposits on non-current assets		4,473	6,456
Loan Receivable		—	5,000
Non-current trade and other receivable	15	10,000	—
Non-current restricted cash	19	159,418	144,267
Non-current value added taxes receivable		11,450	11,130
Deferred tax assets		73,481	80,386
Total assets		$4,939,096	$4,694,915

Liabilities and Equity

Current liabilities
Trade and other payables	20	$202,493	$207,911
Unearned revenue	6	—	592
Current portion of debt facilities	21	54,556	487
Current portion of lease liabilities	22	15,462	10,792
Income taxes payable		286,147	239,357
Total current liabilities		558,658	459,139

Non-current liabilities
Debt facilities	21	248,198	291,729
Lease liabilities	22	12,930	5,731
Decommissioning liabilities		188,276	187,098
Other liabilities		9,074	7,294
Deferred tax liabilities		547,009	570,958
Total liabilities		$1,564,145	$1,521,949

Equity
Share capital		$3,085,678	3,079,179
Equity reserves		216,943	243,801
Accumulated deficit		(336,985)	(561,975)
Equity attributable to owners of the Company		2,965,636	2,761,005
Non-controlling interest	24	409,315	411,961
Total equity		$3,374,951	$3,172,966
Total liabilities and equity		$4,939,096	$4,694,915
Commitments (Note 25); Contingencies (Note 27); Subsequent event (Note 28)

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025
Condensed Interim Consolidated Financial Statements - Unaudited	(In thousands of US dollars, except share and per share amounts)

The Condensed Interim Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves
	Shares	Amount	Share-based payments(a)	OCI(b)	Equity component of convertible debenture(c)	Total equity reserves	Accumulated deficit	Equity attributable to owners of the Company	Non- controlling Interest	Total equity
Balance at December 31, 2024	301,863,238	$1,978,101	$127,110	($41,026)	$3,945	$90,028	($717,058)	$1,351,071	$—	$1,351,071
Net earnings for the period	—	—	—	—	—	—	54,812	54,812	8,007	62,819
Other comprehensive income	—	—	—	28,268	—	28,268	—	28,268	—	28,268
Total comprehensive income	—	—	—	28,268	—	28,268	54,812	83,080	8,007	91,087
Share-based payments	—	—	7,514	—	—	7,514	—	7,514	—	7,514
Shares issued for:
Acquisition of Gatos	179,640,768	1,020,359	26,023	—	—	26,023	—	1,046,382	407,096	1,453,478
Exercise of stock options (Note 23(b))	6,058,597	40,377	(22,210)	—	—	(22,210)	—	18,167		18,167
Settlement of restricted and deferred share units (Note 23(c) and 23(e))	460,004	3,241	(3,241)	—	—	(3,241)	—	—	—	—
Shares repurchased and cancelled (Note 23(f))	(768,500)	(4,270)	—	—	—	—	—	(4,270)	—	(4,270)
Dividends to non-controlling interest (Note 24)	—	—	—	—	—	—	—	—	(9,688)	(9,688)
Dividend declared and paid (Note 23(f))	—	—	—	—	—	—	(4,939)	(4,939)	—	(4,939)
Balance at June 30, 2025	487,254,107	$3,037,808	$135,196	($12,758)	$3,945	$126,383	($667,186)	$2,497,005	$405,415	$2,902,420

Balance at December 31, 2025	491,322,304	$3,079,179	$124,981	$85,787	$33,035	$243,801	($561,975)	$2,761,005	$411,961	$3,172,966
Net earnings for the period	—	—	—	—	—	—	237,531	237,531	35,848	273,379
Other comprehensive loss	—	—	—	(23,543)	—	(23,543)	—	(23,543)	—	(23,543)
Total comprehensive income	—	—	—	(23,543)	—	(23,543)	237,531	213,988	35,848	249,836
Share-based payments	—	—	7,574	—	—	7,574	—	7,574	—	7,574
Shares issued for:
Issuance of common shares related to settlements	50,000	1,180	—	—	—	—	—	1,180	—	1,180
Exercise of stock options (Note 23(b))	2,120,316	25,700	(8,527)	—	—	(8,527)	—	17,173	—	17,173
Settlement of restricted, preferred, and deferred share units (Note 23(c), 23(d), and 23(e))	364,201	2,362	(2,362)	—	—	(2,362)	—	—	—	—
Shares repurchased (Note 25(a))	(1,200,000)	(22,743)	—	—	—	—	—	(22,743)	—	(22,743)
Dividends and distributions to non-controlling interest (Note 24)	—	—	—	—	—	—	—	—	(38,494)	(38,494)
Dividend declared and paid (Note 23(f))	—	—	—	—	—	—	(12,541)	(12,541)	—	(12,541)
Balance at June 30, 2026	492,656,821	$3,085,678	$121,666	$62,244	$33,035	$216,943	($336,985)	$2,965,636	$409,315	$3,374,951
(a)Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units, preferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.
(b)Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.
(c)Equity component of 2021 convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. In 2025, a portion of the 2021 convertible debentures were repurchased (Note 21).
(d)Equity component of 2025 convertible debenture reserve represents the estimated fair value of its conversion option of $74.0 million, net of a deferred tax expense of $28.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves (Note 21).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, the Los Gatos Silver Mine (“Los Gatos”) (through the Company’s 70% interest in the Los Gatos joint venture) (see Note 4), and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. On April 2, 2026, the Company announced that it commenced a restart plan for the Jerritt Canyon Gold Mine as a result of the new expanded Mineral Resource base combined with strengthened long-term gold price assumptions and successful drilling results over the past two years. The Company owns one additional mine currently in care and maintenance in Mexico, the San Martin Silver Mine, as well as several exploration projects. On June 19, 2026, the Company completed the sale of its previously wholly-owned subsidiary that owned 100% of the Del Toro Silver Mine to Sierra Madre Gold and Silver Ltd. (“Sierra Madre”). In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint").

First Majestic is incorporated in the Province of British Columbia, Canada, and is publicly listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “AG”, and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025 as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 25) and marketable securities (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2025 except as outlined in Note 3.

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026, the Company applied the accounting policies, critical judgments and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended December 31, 2025 and the following accounting policies, critical judgments and estimates in applying accounting policies:

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 6

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)
New and amended IFRS Accounting Standards that are effective for the current year:

In the current year, the Company has applied the below amendments to the IFRS Accounting Standards as issued by the IASB that were effective for annual periods that begin on or after January 1, 2026. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;
• Assets with non-recourse features;
• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”), and additional disclosures for financial instruments with contingent features.

These amendments were applied effective January 1, 2026 and did not have a material impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective in the Current Period

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company’s consolidated financial statements.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 7

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. ACQUISITION OF GATOS SILVER, INC.
Consideration and Purchase Price Allocation

On January 16, 2025, the Company completed its acquisition of Gatos pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis at the closing of the transaction. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55. All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.
Gatos holds a 70% interest in the Los Gatos Joint Venture, which owns the producing Los Gatos underground silver mine in Chihuahua, Mexico. The Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the opening market price of the Company’s common shares on January 16, 2025 (the “Acquisition Date”), the total consideration for the Gatos acquisition was $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards.
The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. During the second quarter of 2025, the Company finalized the full and detailed valuation of the fair value of the net assets of Gatos acquired using income, market, and cost valuation methods with the assistance of an independent third party.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 8

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. ACQUISITION OF GATOS SILVER, INC. (continued)
Consideration and Purchase Price Allocation (continued)

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,006 Consideration Shares issued to Gatos shareholders with a fair value of $5.68 per share(1)	$1,007,819
2,207,762 DSUs and RSUs of Gatos converted to First Majestic common shares with a fair value of $5.68 per share(1)	12,540
8,242,244 Options of Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223
(1)Fair value of Consideration Shares was estimated at $5.68 per share based on the opening price of First Majestic’s common shares on the New York Stock Exchange on January 16, 2025.
(2)Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.
(3)The fair value of Options was estimated using the Black-Scholes method as at the Acquisition Date, using the following assumptions:

Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 9

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. ACQUISITION OF GATOS SILVER, INC. (continued)
Consideration and Purchase Price Allocation (continued)

The following table summarizes the purchase price allocated to the identifiable assets and liabilities of Gatos based on their estimated fair values on the Acquisition Date:

Allocation of Purchase Price

Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223
(1) Trade and other receivables are expected to be fully recoverable.
(2) Cash acquired by the Company on the Acquisition Date was $159.6 million net of withholding taxes on RSU settlements and payments made for fractional shares amounting to $7.8 million.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 10

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
4. ACQUISITION OF GATOS SILVER, INC. (continued)
Consideration and Purchase Price Allocation (continued)

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the Acquisition Date. The discounted future cash flow models used a 6.00% discount rate based on the Company’s assessment of country risk, project risk and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average long-term prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Mine life (years)	10
The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life-of-mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 11

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining and metals industry and its major products are precious metals doré and concentrate which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

An operating segment is defined as a component of the Company that:
•Engages in business activities from which it may earn revenues and incur expenses;
•Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
•For which discrete financial information is available.

For the six months ended June 30, 2026, the Company's significant operating segments include its four operating mines in Mexico, including its newly acquired Los Gatos Silver mine in Chihuahua, its Jerritt Canyon Gold Mine in Nevada, United States, its minting facility in Nevada, United States and bullion store in Canada, both of which form the First Mint LLC (“First Mint”) operating segment, and its "non-producing properties" in Mexico which include the Del Toro and San Martin mines, which have been placed on suspension. The Jerritt Canyon Gold mine was placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. On April 2, 2026, the Company announced that it has commenced a restart plan for the Jerritt Canyon Gold Mine as a result of the new expanded Mineral Resource base combined with strengthened long-term gold price assumptions and successful drilling results over the past two years. On June 19, 2026, the Company completed the sale of its 100% owned Del Toro Silver Mine (Note 15). “Others” consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 16), debt facilities (Note 21), and corporate expenses which are not allocated to operating segments. The Company’s chief operating decision maker (“CODM”) evaluates segment performance based on mine operating earnings. Therefore, other income and expense items not directly related to mining operations are not allocated to the segments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 12

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION (continued)
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

Three Months Ended June 30, 2026 and 2025		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
Santa Elena(2)	2026	$114,165	$49,364	$6,544	$58,257	$15,157
	2025	74,494	37,306	10,543	26,645	15,348
Los Gatos	2026	137,126	36,182	25,941	75,003	16,623
	2025	103,103	37,918	44,627	20,558	20,380
San Dimas	2026	104,717	41,781	10,678	52,258	18,311
	2025	65,060	47,576	13,346	4,138	14,459
La Encantada	2026	73,210	19,709	4,061	49,440	6,091
	2025	21,072	17,241	3,821	10	3,300
Non-producing Properties	2026	—	—	3	(3)	(181)
	2025	—	—	20	(20)	517
United States
Jerritt Canyon(2)(3)	2026	—	—	651	(651)	8,289
	2025	—	4	654	(658)	1,346
First Mint(1)	2026	3,744	1,880	158	1,706	—
	2025	7,775	4,986	158	2,631	—
Others	2026	—	196	378	(574)	772
	2025	—	105	570	(675)	651
Intercompany elimination	2026	(17,463)	(5,643)	—	(11,820)	—
	2025	(7,275)	(3,997)	—	(3,278)	—
Consolidated	2026	$415,499	$143,469	$48,414	$223,616	$65,062
	2025	$264,229	$141,139	$73,739	$49,351	$56,001
(1) The First Mint segment is inclusive of operations from the Company's bullion store and its minting facility located in Nevada. This segment generated coin and bullion revenue of $3.7 million (June 30, 2025 - $7.8 million) through the sale of 45,783 silver ounces (June 30, 2025 - 231,506) at an average price of $81.78 per ounce (June 30, 2025 - $33.58).
(2) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 9).

During the three months ended June 30, 2026, the Company had seven (June 30, 2025 - five) customers that accounted for 99% (June 30, 2025 - 99%) of its sales revenue, with three major customers accounting for 84% of total revenue, each contributing 34%, 28%, and 22%, respectively (June 30, 2025 - two customers accounted for 78%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 13

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION (continued)

Six Months Ended June 30, 2026 and 2025		Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures
Mexico
Santa Elena(2)	2026	$243,628	$85,685	$14,571	$143,372	$26,628
	2025	144,971	67,229	21,621	56,121	28,858
Los Gatos	2026	322,897	83,403	55,740	183,754	31,254
	2025	193,578	67,159	78,286	48,134	36,733
San Dimas	2026	228,179	96,495	23,436	108,248	34,965
	2025	125,012	87,844	26,077	11,091	27,441
La Encantada	2026	131,265	42,887	8,253	80,125	10,272
	2025	39,030	32,129	7,370	(469)	5,488
Non-producing Properties	2026	—	—	129	(129)	68
	2025	—	—	39	(39)	738
United States
Jerritt Canyon(2)	2026	—	—	1,304	(1,304)	9,769
	2025	278	47	1,331	(1,100)	2,501
First Mint(1)	2026	18,226	4,935	315	12,976	—
	2025	15,641	10,141	315	5,185	—
Others	2026	—	266	722	(988)	1,167
	2025	—	140	1,120	(1,261)	5,196
Intercompany elimination	2026	(52,028)	(16,186)	—	(35,842)	—
	2025	(10,339)	(5,833)	—	(4,506)	—
Consolidated	2026	$892,167	$297,485	$104,470	$490,212	$114,123
	2025	$508,171	$258,856	$136,159	$113,156	$106,955
(1) The First Mint segment is inclusive of operations from the Company's bullion store and its minting facility located in Nevada. This segment generated coin and bullion revenue of $18.2 million (June 30, 2025 - $15.6 million) from coins and bullion sales of 219,192 silver ounces (June 30, 2025 - 475,371) at an average price of $83.15 per ounce (June 30, 2025 - $32.90).
(2) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 9).

During the six months ended June 30, 2026, the Company had seven (June 30, 2025 - five) customers that accounted for 98% (June 30, 2025 - 97%) of its sales revenue, with three major customers accounting for 73% of total revenue, each contributing 27%, 26% and 21% (June 30, 2025 - two major customer accounted for 80%).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 14

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
5. SEGMENTED INFORMATION (continued)

At June 30, 2026 and December 31, 2025		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
		Producing	Exploration
Mexico
Santa Elena	2026	$158,193	$59,347	$91,395	$308,935	$571,112	$134,545
	2025	145,785	56,857	89,658	292,300	482,279	131,884
Los Gatos	2026	1,142,425	428,567	175,634	1,746,626	2,139,600	509,640
	2025	1,037,538	549,186	183,057	1,769,781	2,128,653	568,578
San Dimas	2026	230,523	49,458	88,187	368,168	729,172	266,150
	2025	214,213	53,828	89,547	357,588	631,477	105,519
La Encantada	2026	28,475	4,266	27,541	60,282	191,291	53,436
	2025	22,176	5,988	26,938	55,102	113,985	32,986
Non-producing Properties	2026	52,023	9,847	13,746	75,616	103,004	23,003
	2025	73,007	21,630	20,714	115,351	149,597	17,601
United States
Jerritt Canyon	2026	359,908	105,481	130,966	596,355	626,541	154,918
	2025	359,908	99,103	128,878	587,889	619,363	156,983
First Mint	2026	—	—	4,702	4,702	29,092	6,745
	2025	—	—	4,767	4,767	14,881	10,622
Others	2026	—	42,913	15,785	58,698	549,284	415,708
	2025	—	40,828	16,899	57,727	554,680	497,775
Consolidated	2026	$1,971,547	$699,879	$547,956	$3,219,382	$4,939,096	$1,564,145
	2025	$1,852,627	$827,421	$560,458	$3,240,506	$4,694,915	$1,521,949

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 15

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
6. REVENUES

The majority of the Company’s revenues are from the sale of precious metals contained in doré and concentrate form. The Company’s primary products are precious metals (silver and gold). Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
	2026		2025		2026		2025
Gross revenue from payable metals:
Silver	$248,570	60%	$143,897	54%	$564,827	63%	$283,124	56%
Gold	119,925	30%	88,816	34%	256,515	29%	170,406	33%
Lead	14,484	3%	10,741	4%	19,941	2%	19,681	4%
Zinc	29,692	7%	20,952	8%	52,152	6%	36,658	7%
Copper	1,568	—%	320	—%	1,742	—%	849	—%
Gross revenue	414,239	100%	264,726	100%	895,177	100%	510,718	100%
Less: smelting and refining costs	1,260		(497)		(3,010)		(2,547)
Revenues	$415,499		$264,229		$892,167		$508,171

As at June 30, 2026, the Company had $nil in unearned revenue (December 31, 2025 - $0.6 million) that has not satisfied performance obligations.

(a)Gold Stream Agreement with Royal Gold Inc. (formerly Sandstorm Gold Ltd.)
The Santa Elena mine is subject to a gold streaming agreement with Royal Gold Inc. (“Royal Gold”), which requires the Company to sell to Royal Gold 20% of its gold production from certain mining concessions, over the life-of-mine from its leach pad and certain underground operations. The selling price to Royal Gold is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three and six months ended June 30, 2026, the Company delivered zero ounces (June 30, 2025 - zero ounces) of gold to Royal Gold.

(b)    Net Smelter Royalty
The Ermitaño mine (part of Santa Elena) has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty of production. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño mine. For the three and six months ended June 30, 2026, the Company incurred $5.1 million and $10.0 million (June 30, 2025 - $3.1 and $5.9 million) in NSR royalty payments in connection with production from Ermitaño.
In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited ("Metalla"). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and six months ended June 30, 2026, the Company has incurred $0.2 and $0.4 million (June 30, 2025 - $0.1 and $0.2 million) in royalty payments from gold production at La Encantada.

The Los Gatos Silver Mine is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement with La Cuesta International S.A. de C.V. ("La Cuesta") dated May 4, 2006. The Los Gatos Silver Mine is required to pay a production royalty to La Cuesta of a) 2% net smelter return on production from the concession until all payments reach $10 million and b) 0.5% net smelter return on production from the concession after total payments have reached $10 million and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Los Gatos Silver Mine. The agreement has no expiration date; however, Gatos may terminate the agreement upon a 30-day notice. As of June 30, 2026 all royalties payable to La Cuesta have been completed and no additional amounts will be due.

During the three and six months ended June 30, 2026, the Company has incurred $nil and $nil (June 30, 2025 - $0.3 and $0.6 million) in NSR royalty payments in connection with production from Los Gatos.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 16

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
6. REVENUES (continued)
(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2026 was 70:1.

During the three and six months ended June 30, 2026, the Company delivered 5,984 and 13,654 ounces (June 30, 2025 - 8,962 and 16,198 ounces) of gold to WPMI at $648 and $645 per ounce (June 30, 2025 - $640 and $638 per ounce).

7. COST OF SALES

Cost of sales are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales, excluding depletion, depreciation and amortization are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Labour costs	$63,388	$57,849	$128,570	$106,426
Consumables and materials	33,033	31,363	66,031	60,502
Energy	13,864	14,910	27,987	27,207
Maintenance	3,475	2,791	7,242	5,654
Assays and labwork	988	762	1,862	1,454
Insurance	1,068	1,502	2,486	2,873
Other costs(1)	5,241	4,834	10,959	9,197
Production costs	$121,057	$114,011	$245,137	$213,313
Transportation and other selling costs	6,797	5,381	13,000	9,982
Workers' participation costs	14,564	11,920	35,680	18,523
Environmental duties and royalties	9,096	5,985	18,416	11,396
Finished goods inventory changes	(12,194)	1,086	(19,172)	2,886
Other(2)	4,149	2,756	4,424	2,756
Cost of Sales	$143,469	$141,139	$297,485	$258,856
(1) Other costs (within production costs) include services such as machinery rentals, rights and land access payments, corporate staff support, and diamond drilling.
(2) Other costs in 2026 relate to elevated maintenance costs associated with a rockfall on the main ramp, and unplanned equipment maintenance at Los Gatos, along with disruptions due to now resolved labor negotiations and equipment failure at San Dimas. Other costs in 2025 include elevated waste costs from ore below cut-off grade at La Encantada and elevated maintenance and energy costs at Santa Elena along with higher diesel generator rental costs and energy charges driven by weather related events at San Dimas.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 17

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Corporate administration	$3,034	$3,517	$5,458	$6,547
Salaries and benefits	6,582	5,281	12,374	11,209
Audit, legal and professional fees	3,625	2,795	10,234	5,886
Filing and listing fees	171	427	382	613
Directors' fees and expenses	155	171	326	300
Depreciation	365	319	732	673
	$13,932	$12,510	$29,506	$25,228

9. MINE HOLDING COSTS

The Company’s mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Del Toro(1)	$410	$443	$912	$881
San Martin (Note 28)	31	95	206	253
Santa Elena(2)	305	1,135	1,131	1,826
Jerritt Canyon	4,471	3,650	7,765	7,332
	$5,217	$5,323	$10,014	$10,292
(1) On June 19, 2026, the Company completed the sale of its previously wholly-owned subsidiary that owned 100% of the Del Toro Silver Mine to Sierra Madre Gold and Silver Ltd. (Note 15).
(2) During the three and six months ended June 30, 2026, the Company incurred $0.3 and $1.1 million (June 30, 2025 - $1.1 and $1.8 million) in holding costs relating to care and maintenance activities at the Santa Elena Mine. The mine resumed production on May 15, 2026, and accordingly, care and maintenance costs incurred during the current period primarily relate to the period prior to the restart of operations.

10. INVESTMENT AND OTHER INCOME

The Company’s investment and other income (loss) are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Gain (loss) from investment in silver futures contracts	$1,531	$1,609	$9,884	($1,712)
Gain from investment in marketable securities (Note 14(a))	2,777	1,109	487	1,268
Interest income and other	1,701	3,616	8,993	7,283
	$6,009	$6,334	$19,364	$6,839

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 18

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
11. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company’s finance costs in the periods are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Debt facilities(1) (Note 21)	$5,723	$3,071	$11,307	$6,130
Accretion of decommissioning liabilities	2,825	2,784	5,628	5,530
Lease liabilities (Note 22)	496	436	884	913
Interest and other	548	1,507	1,136	2,188
	$9,592	$7,798	$18,955	$14,761
(1) During the three and six months ended June 30, 2026, finance costs for debt facilities include non-cash accretion expense of $5.3 and $10.5 million (June 30, 2025 - $2.6 and $5.2 million).

12. EARNINGS PER SHARE

Basic earnings or loss per share is the net earnings attributable to owners of the Company divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings per share adjusts basic net earnings per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings per share for the periods ended June 30, 2026 and 2025 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Net earnings for the year	$125,893	$56,579	$273,379	$62,819
Net earnings attributable to non-controlling interests	16,460	4,031	35,848	8,007
Net earnings attributable to the owners of the Company	109,433	52,548	237,531	54,812
Add: finance costs on 2021 Senior Convertible Debentures, net of tax (Note 21)	488	—	986	—
Diluted net earnings attributable to the owners of the Company	$109,921	$52,548	$238,517	$54,812

Weighted average number of shares on issue - basic	493,335,474	485,086,253	493,106,818	469,163,327
Effect on dilutive securities:
Stock options	2,575,474	1,726,311	3,009,123	1,689,540
Restricted, performance and deferred share units	2,080,012	1,767,822	2,156,940	1,777,109
Convertible debt shares	3,338,890	—	3,338,890	—
Weighted average number of shares on issue - diluted(1)	501,329,850	488,580,386	501,611,771	472,629,976

Earnings per share - basic	$0.22	$0.11	$0.48	$0.12
Earnings per share - diluted	$0.22	$0.11	$0.48	$0.12
(1)For the three and six months ended June 30, 2026, diluted weighted average number of shares excluded 738,367 and 134,827 options (June 30, 2025 - 6,699,436 and 8,035,000), 46,402 and 23,329 restricted and performance share units (June 30, 2025 - 1,649 and 9,637), 15,652,945 common shares issuable under the 2025 convertible debentures (June 30, 2025 - 13,888,895 shares issuable under the 2021 convertible debentures), (Note 21(a)), that were anti-dilutive.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 19

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
13. INVENTORIES
Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	June 30, 2026	December 31, 2025
Finished goods	$15,370	$9,661
Work-in-process	3,656	3,675
Stockpile	16,692	14,747
Silver coins and bullion	17,891	4,089
Materials and supplies	52,883	52,581
	$106,492	$84,753

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at June 30, 2026, there was no write down in inventories, which consist of stockpile, work-in-process and finished goods (December 31, 2025 - $nil).

14. OTHER FINANCIAL ASSETS

As at June 30, 2026, other financial assets consist of the Company’s investment in marketable securities comprised of the following:

	June 30, 2026	December 31, 2025
FVTPL marketable securities (a)	$25,683	$26,168
FVTOCI marketable securities (b)(1)	129,447	154,218
Total other financial assets	$155,130	$180,386
(1) During the three and six months ended June 30, 2026, the Company recorded $3.2 and $6.3 million in realized gains and $15.9 and $29.8 million in unrealized losses, respectively, on FVTOCI investments.

(a)Fair Value through Profit or Loss ("FVTPL") Marketable Securities
Gain on marketable securities designated as FVTPL for the three and six months ended June 30,2026 was $2.8 and $0.5 million (June 30, 2025 - gain of $1.1 and $1.3 million) and was recorded through profit or loss.

(b) Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities
Changes in fair value of marketable securities designated as FVTOCI for the three and six months ended June 30, 2026 was a loss of $12.7 and $23.5 million (June 30, 2025 - gain of $14.0 and $28.3 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment. The Company made the irrevocable election to designate these equity securities as FVTOCI because these financial assets are not held for trading and are not contingent consideration recognized in a business combination. As at June 30, 2026, the carrying value of all shares designated at FVTOCI was $129.4 million (December 31, 2025 - $154.2 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 20

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
15. DIVESTITURES

On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns 100% of the Del Toro Silver Mine (“Del Toro”) to Sierra Madre for total consideration in cash and shares of up to $60 million, comprised of upfront consideration of $20 million in cash and $10 million in common shares of Sierra Madre (“Sierra Madre Shares”) at a deemed price of CAD$1.30 per share, payable upon closing, and an additional $30 million in delayed and contingent consideration in cash or, at Sierra Madre’s option, Sierra Madre Shares. Closing of the transaction is conditional upon Sierra Madre completing a concurrent private placement financing of at least CAD$40 million in gross proceeds and other customary conditions, including approval of the TSXV, Mexican Antitrust approval and approval by the disinterested shareholders of Sierra Madre.

The Company previously concluded that the sale did not meet the IFRS 5 criteria for classification as held for sale, given the uncertainty around satisfying all closing conditions within one year. However, the announcement of the definitive agreement along with the implied price within the contract represented an indicator of impairment reversal under IAS 36 in 2025. Del Toro is considered a separate CGU within the Company’s non-producing properties segment. Therefore, the carrying amount of Del Toro was remeasured to its recoverable amount, being its FVLCD, based on the fair value of the expected proceeds from the sale at December 31, 2025. This includes the upfront consideration of $20 million in cash, $10 million in common shares of Sierra Madre and $10 million receivable within 18 months of closing in cash or, at Sierra Madre’s option, Sierra Madre Shares. The Company has excluded the $20 million in delayed and contingent consideration from the calculation of the recoverable amount. During 2025, the Company recorded a $20.3 million reversal of impairment related to the Del Toro assets, based on the recoverable amount implied by the definitive agreement. The impairment reversal amount does not increase the carrying amount above what it would have been had no impairment been recognized in prior periods.

Out of the impairment reversal of $20.3 million recorded in Q4 2025 related to Del Toro, $10.6 million was allocated to depletable mining interest, $6.3 million was allocated to non-depletable mining interest with the remaining $3.4 million allocated to property, plant and equipment, resulting in a total impairment reversal of $20.3 million. The recoverable amount of Del Toro, being its FVLCD was $40.0 million, based on the expected proceeds from the sale.

On June 19, 2026, the Company completed the sale of Del Toro to Sierra Madre. The Company completed an assessment of its carrying value, compared the fair value immediately prior to disposition, resulting in an additional impairment reversal of $1.9 million. Out of the impairment reversal, $1.1 million was allocated to depletable mining interest, $0.5 million was allocated to non-depletable mining interest with the remaining $0.4 million allocated to property, plant and equipment. The Company has accounted for the common shares received from Sierra Madre as an equity security at FVTOCI (Note 14).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 21

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. MINING INTERESTS
Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a unit-of-production basis over the estimated economic life of the mine. In applying the unit-of-production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	June 30, 2026	December 31, 2025
Depletable properties	$1,971,547	$1,852,627
Non-depletable properties (exploration and evaluation costs, exploration potential)	699,879	827,421
	$2,671,426	$2,680,048

Depletable properties are allocated as follows:

Depletable properties	Santa Elena	Los Gatos	San Dimas	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Total
Cost
At December 31, 2024	$205,599	$—	$392,754	$132,146	$492,830	$210,889	$1,434,218
Additions	11,366	32,188	24,866	6,214	—	—	74,634
Change in decommissioning liabilities	495	(322)	980	1,238	3,239	1,957	7,587
Acquisition of Gatos (Note 4)	—	1,122,262	—	—	—	—	1,122,262
Transfer from non-depletable properties	35,393	—	4,386	1,202	—	—	40,981
At December 31, 2025	$252,853	$1,154,128	$422,986	$140,800	$496,069	$212,846	$2,679,682
Additions	6,673	17,674	17,083	4,709	—	—	46,139
Disposition of Del Toro (Note 15)	—	—	—	—	—	(50,215)	(50,215)
Transfer from non-depletable properties	10,468	127,327	14,912	3,509	—	—	156,216
At June 30, 2026	$269,994	$1,299,129	$454,981	$149,018	$496,069	$162,631	$2,831,822

Accumulated depletion, amortization and impairment
At December 31, 2024	($83,866)	$—	($171,097)	($112,780)	($136,161)	($150,424)	($654,328)
Depletion and amortization	(23,202)	(116,590)	(37,676)	(5,844)	—	—	(183,312)
Reversal of impairment (Note 15)	—	—	—	—	—	10,585	10,585
At December 31, 2025	($107,068)	($116,590)	($208,773)	($118,624)	($136,161)	($139,839)	($827,055)
Depletion and amortization	(4,733)	(40,114)	(15,685)	(1,919)	—	—	(62,451)
Disposition of Del Toro (Note 15)	—	—	—	—	—	28,173	28,173
Impairment reversal (Note 15)	—	—	—	—	—	1,058	1,058
At June 30, 2026	($111,801)	($156,704)	($224,458)	($120,543)	($136,161)	($110,608)	($860,275)

Carrying values
At December 31, 2025	$145,785	$1,037,538	$214,213	$22,176	$359,908	$73,007	$1,852,627
At June 30, 2026	$158,193	$1,142,425	$230,523	$28,475	$359,908	$52,023	$1,971,547
(1) Non-producing properties include the San Martin (Note 28) and Del Toro mines. On June 19, 2026, the Company completed the sale of its 100% owned, past-producing Del Toro Silver Mine (Note 15).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 22

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. MINING INTERESTS (continued)
Non-depletable properties costs are allocated as follows:

Non-depletable properties	Santa Elena	Los Gatos	San Dimas		La Encantada		Jerritt Canyon	Non-producing Properties(1)	Exploration Projects(2)	Springpole Stream	Total
At December 31, 2024	$67,029	$—	$40,718		$4,712		$91,117	$14,875	$24,324	$11,856	$254,632
Exploration and evaluation expenditures	25,221	12,759	17,496		2,478		7,986	451	495	4,153	71,039
Acquisition of Gatos (Note 4)	—	536,427	—		—		—	—	—	—	536,427
Reversal of Impairment (Note 15)	—	—	—		—		—	6,304	—	—	6,304
Transfer to depletable properties	(35,393)	—	(4,386)		(1,202)		—	—	—	—	(40,981)
At December 31, 2025	$56,857	$549,186	$53,828		$5,988		$99,103	$21,630	$24,819	$16,009	$827,421
Exploration and evaluation expenditures	12,958	6,708	10,542		1,787		6,378	68	465		38,906
Disposition of Del Toro (Note 15)	—	—	—	0	—	0	—	(10,746)	—	—	(10,746)
Impairment reversal (Note 15)	—	—	—		—		—	515	—	—	515
Transfer to depletable properties	(10,468)	(127,327)	(14,912)		(3,509)		—	(1,620)	1,620	—	(156,216)
At June 30, 2026	$59,347	$428,567	$49,458		$4,266		$105,481	$9,847	$26,904	$16,009	$699,879
(1) Non-producing properties include the San Martin (Note 28) and Del Toro mines. On June 19, 2026, the Company completed the sale of its 100% owned, past-producing Del Toro Silver Mine (Note 15).
(2) Exploration projects include the La Luz, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects.

(a)Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena mine is subject to a gold streaming agreement with Royal Gold, which requires the Company to sell to Royal Gold 20% of its gold production over the life-of-mine from its leach pad and underground operations. The selling price to Royal Gold is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the three and six months ended June 30, 2026, the Company delivered nil ounces (June 30, 2025 - nil ounces) of gold to Royal Gold.

The Ermitaño mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty of production. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. During the three and six months ended June 30, 2026, the Company has incurred $5.1 and $10.0 million (June 30, 2025 - $3.1 and $5.9 million) in NSR royalty payments in connection with production from Ermitaño.
(b) Los Gatos Silver Mine, Chihuahua State, Mexico

Following the acquisition, the Company now holds a 70% interest in the Los Gatos underground mine in Chihuahua, Mexico. The remaining 30% is owned by a non-controlling partner. The Los Gatos Silver Mine produces zinc and lead concentrates, both of which contain payable silver, as well as gold in its concentrate form. Zinc and lead contribute approximately 75% and 25% of total revenues, respectively.

The Los Gatos Silver Mine is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement with La Cuesta International S.A. de C.V. ("La Cuesta") dated May 4, 2006. The Los Gatos Silver Mine is required to pay a production royalty to La Cuesta of a) 2% net smelter return on production from the concession until all payments reach $10 million and b) 0.5% net smelter return on production from the concession after total payments have reached $10 million and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Los Gatos Silver Mine. The agreement has no expiration date; however, Gatos may terminate the agreement upon a 30-day notice.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 23

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. MINING INTERESTS (continued)
(b) Los Gatos Silver Mine, Chihuahua State, Mexico (continued)
During the three and six months ended June 30, 2026, the Company has incurred $nil (June 30, 2025 - $0.3 and $0.6 million) in NSR royalty payments in connection with production from Los Gatos.
(c) San Dimas Silver/Gold Mine, Durango State, Mexico
The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of June 30, 2026 was 70:1.

During the three and six months ended June 30, 2026, the Company delivered 5,984 and 13,654 ounces (June 30, 2025 - 8,962 and 16,198 ounces) of gold to WPMI at $648 and $645 per ounce (June 30, 2025 - $640 and $638 per ounce).

(d) La Encantada Silver Mine, Coahuila State, Mexico

In December 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the three and six months ended June 30, 2026, the Company has incurred $0.2 and $0.4 million (June 30, 2025 - $0.1 and $0.2 million) in royalty payments from gold production at La Encantada.

(e) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.75% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.75%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

For the three and six months ended June 30, 2026, the Company has incurred $nil in royalty payments from gold production at Jerritt Canyon (June 30, 2025 - $nil).

(f) Springpole Silver Stream, Ontario, Canada
In July 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life-of-mine payable silver produced from the Springpole Gold Project (the “Springpole Silver Stream”), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing its production of silver, First Mining must deliver 50% of the payable silver which it receives from the off taker within five business days of the end of each quarter.

The transaction consideration paid by First Majestic is summarized as follows:

•The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;
•The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 24

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
16. MINING INTERESTS (continued)
(f) Springpole Silver Stream, Ontario, Canada (continued)

•The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the “Amended Springpole Stream Agreement”) to the original streaming agreement for the Springpole property (the “Springpole Stream Agreement”) among the Company, Gold Canyon Resources Inc. (a wholly-owned subsidiary of First Mining) and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, and to make such final payment a cash only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares of the Company), payable by the Company by March 31, 2025. The Company made this final payment to First Mining prior to March 31, 2025.

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 32.1 million common share purchase warrants of First Mining (the “First Mining Warrants”) that entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

Under the Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model, with fair value adjustments going through profit and loss.

On December 16, 2025, the Company exercised all of its First Mining Warrants at the exercise price of CAD$0.20 for a total cash payment of $4.7 million, and as a result, the Company received 32.1 million common shares of First Mining.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life-of-mine payable silver production from Springpole. First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 25

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. PROPERTY, PLANT AND EQUIPMENT
The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction(2)	Other	Total
Cost
At December 31, 2024	$257,814	$648,441	$43,322	$40,123	$989,699
Additions	1,427	11,658	53,605	485	67,175
Acquisition of Gatos (Note 4)	103,465	71,951	9,493	354	185,263
Transfers and disposals	4,200	8,679	(21,343)	201	(8,263)
At December 31, 2025	$366,906	$740,729	$85,078	$41,163	$1,233,874
Additions	—	1,434	27,421	223	29,079
Disposition of Del Toro (Note 15)	(55,770)	(55,901)	166	(882)	(112,387)
Transfers and disposals	4,529	9,917	(19,707)	1,790	(3,471)
At June 30, 2026	$315,665	$696,179	$92,958	$42,294	$1,147,095

Accumulated depreciation, amortization and impairment reversal
At December 31, 2024	($172,915)	($407,824)	$—	($30,330)	($611,069)
Depreciation and amortization	(26,378)	(39,862)	—	(2,931)	(69,171)
Impairment reversal (Note 15)	—	3,448	—	—	3,448
Transfers and disposals	23	3,301	—	52	3,376
At December 31, 2025	($199,270)	($440,937)	$—	($33,209)	($673,416)
Depreciation and amortization	(12,585)	(20,102)	—	(1,268)	(33,955)
Disposition of Del Toro (Note 15)	52,067	52,070	—	936	105,073
Impairment reversal (Note 15)	346	—	—	—	346
Transfers and disposals	—	2,671	—	142	2,813
At June 30, 2026	($159,442)	($406,298)	$—	($33,399)	($599,139)

Carrying values
At December 31, 2025	$167,636	$299,792	$85,078	$7,954	$560,458
At June 30, 2026	$156,223	$289,881	$92,958	$8,895	$547,956

(1) Included in land and buildings is $48.3 million (December 31, 2025 - $50.6 million) worth of land which is not subject to depreciation.
(2) Assets under construction include certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 26

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
17. PROPERTY, PLANT AND EQUIPMENT (continued)
Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	Santa Elena	Los Gatos	San Dimas	La Encantada	Jerritt Canyon	Non-producing Properties(1)	Other(2)(3)	Total
Cost
At December 31, 2024	$186,872	$—	$192,112	$172,274	$217,735	$162,356	$58,350	$989,699
Additions(2)	14,060	25,526	16,532	5,707	2,621	517	2,212	67,175
Acquisition of Gatos (Note 4)	—	185,263	—	—	—	—	—	185,263
Transfers and disposals	(4,084)	876	(1,058)	426	(197)	(840)	(3,386)	(8,263)
At December 31, 2025	$196,848	$211,665	$207,586	$178,407	$220,159	$162,033	$57,176	$1,233,874
Additions(2)	6,997	6,873	7,340	3,776	3,392	—	701	29,079
Disposition of Del Toro (Note 15)	—	—	—	—	—	(112,387)	—	(112,387)
Transfers and disposals	(327)	144	(1,568)	185	—	(817)	(1,088)	(3,471)
At June 30, 2026	$203,518	$218,682	$213,358	$182,368	$223,551	$48,829	$56,789	$1,147,095

Accumulated depreciation, amortization and impairment
At December 31, 2024	($96,542)	$—	($102,009)	($144,740)	($88,679)	($145,320)	($33,776)	($611,069)
Depreciation and amortization	(13,494)	(27,626)	(16,853)	(6,596)	(2,638)	(16)	(1,948)	(69,171)
Impairment Reversal (Note 15)	—	—	—	—	—	3,448	—	3,448
Transfers and disposals	2,846	(982)	823	(133)	36	569	214	3,376
At December 31, 2025	($107,190)	($28,608)	($118,039)	($151,469)	($91,281)	($141,319)	($35,510)	($673,416)
Depreciation and amortization	(5,255)	(15,601)	(7,612)	(3,264)	(1,304)	(114)	(805)	(33,955)
Disposition of Del Toro (Note 15)	—	—	—	—	—	105,073	—	105,073
Impairment Reversal (Note 15)	—	—	—	—	—	346	—	346
Transfers and disposals	322	1,161	480	(94)	—	931	13	2,813
At June 30, 2026	($112,123)	($43,048)	($125,171)	($154,827)	($92,585)	($35,083)	($36,302)	($599,139)

Carrying values
At December 31, 2025	$89,658	$183,057	$89,547	$26,938	$128,878	$20,714	$21,666	$560,458
At June 30, 2026	$91,395	$175,634	$88,187	$27,541	$130,966	$13,746	$20,487	$547,956

(1) Non-producing properties include the San Martin (Note 28) and Del Toro mines. On June 19, 2026, the Company completed the sale of its 100% owned, past-producing Del Toro Silver Mine (Note 15).
(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.
(3) Included in "Other" is property, plant and equipment of $4.7 million (December 31, 2025 - $4.8 million) for First Mint which includes the Company's bullion store and its minting facility located in Nevada.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 27

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
18. RIGHT-OF-USE ASSETS
The Company entered into leases to use certain land, buildings, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and Buildings	Machinery and Equipment	Total
At December 31, 2024	$7,046	$16,853	$23,898
Acquisition of Gatos (Note 4)	281	—	281
Additions	181	185	366
Remeasurements	(242)	5,166	4,924
Depreciation and amortization	(2,244)	(12,757)	(15,001)
At December 31, 2025	$5,022	$9,447	$14,469
Additions	—	8,123	8,123
Remeasurements	265	12,310	12,575
Depreciation and amortization	(1,080)	(7,754)	(8,834)
Disposition of Del Toro (Note 15)	(33)	—	(33)
Disposals	—	(36)	(36)
At June 30, 2026	$4,174	$22,090	$26,264

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 28

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
19. RESTRICTED CASH
Restricted cash is comprised of the following:

	June 30, 2026	December 31, 2025
Nevada Division of Environmental Protection(1)	$20,542	$20,177
SAT Primero tax dispute(2)	138,876	124,090
Non-Current Restricted Cash	$159,418	$144,267

(1) On November 2, 2021, the Company executed an agreement with the Nevada Division of Environmental Protection ("NDEP") relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. During the year ended December 31, 2022, the Company funded $17.7 million into a trust; these amounts along with interest earned on the balance are included within non-current restricted cash.
(2) In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") relating to the advanced pricing agreement (Note 27), the SAT froze two PEM bank accounts as security for certain tax reassessments which are being disputed. The balance in these two frozen accounts as at June 30, 2026 was $138.9 million (2,426 million MXN). This balance consists of Value Added Tax ("VAT") refunds due to PEM. The Company does not agree with SAT's position and has challenged it through the relevant legal channels, both domestically and internationally.

20. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	June 30, 2026	December 31, 2025
Trade payables	$45,603	$57,749
Trade related accruals	67,085	57,511
Payroll and related benefits	67,235	56,235
Restructuring obligations	—	590
NSR royalty liabilities (Notes 16(b)(c))	5,240	4,812
Environmental duty and net mineral sales proceeds tax	8,107	10,777
Other accrued liabilities(1)	9,223	20,237
	$202,493	$207,911
(1) The Other accrued liabilities balance as at June 30, 2026 includes an accrual of $nil for mark-to-market movements on silver forward contracts (December 31, 2025 - $9.9 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 29

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES
The movement in debt facilities during the six months ended June 30, 2026 and year ended December 31, 2025, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2024	$209,083	$399	$209,482
Gross proceeds from debt financing	$350,000	$—	$350,000
Portion allocated to equity reserves from debt financing	(102,493)	—	(102,493)
Finance costs
Interest expense	845	1,403	2,248
Accretion	10,796	—	10,796
Repayments of principal	(165,717)	—	(165,717)
Transaction costs	(9,515)	—	(9,515)
Repayments of finance costs	(1,119)	(1,465)	(2,585)
Balance at December 31, 2025	$291,880	$337	$292,216
Finance costs
Interest expense	349	645	994
Accretion	10,313	—	10,313
Repayments of finance costs	(104)	(666)	(770)
Balance at June 30, 2026	$302,438	$316	$302,754

Statements of Financial Position Presentation
Current portion of debt facilities	$151	$337	$487
Non-current portion of debt facilities	291,729	—	291,729
Balance at December 31, 2025	$291,880	$337	$292,216
Current portion of debt facilities	$54,240	$316	$54,556
Non-current portion of debt facilities	248,198	—	248,198
Balance at June 30, 2026	$302,438	$316	$302,754

(a)Convertible Debentures
2021 Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the “2021 Notes”). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The 2021 Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The 2021 Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of 2021 Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)
(a)Convertible Debentures (continued)
The Company may not redeem the 2021 Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the 2021 Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of:

(i) 100% of the principal amount of the 2021 Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding 2021 Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the 2021 Notes to be purchased, plus accrued and unpaid interest, if any, up to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the 2021 Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

2025 Senior Convertible Debentures

On December 8, 2025, the Company issued $350.0 million of unsecured senior convertible debentures (the “2025 Notes”). The Company received net proceeds of $340.5 million after transaction costs of $9.5 million. The 2025 Notes mature on January 15, 2031 and bear an interest rate of 0.125% per annum, payable semi-annually in arrears in January and July of each year.

The 2025 Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 44.7227 common shares per $1,000 principal amount of 2025 Notes converted, representing an initial conversion price of $22.36 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2025 Notes may be entitled to an increased conversion rate.

The Company may not redeem the 2025 Notes before January 20, 2029 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2029 and until maturity, the Company may redeem all or part of the 2025 Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)
(a)Convertible Debentures (continued)
equal to the sum of: (i) 100% of the principal amount of the 2025 Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding 2025 Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased, plus accrued and unpaid interest, if any, up to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $340.5 million from the 2025 Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $238.0 million using a discounted cash flow model method with an expected life of five years and a discount rate of 7.59%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 7.62% until extinguished upon conversion or at its maturity date.
The conversion option is classified as equity and was estimated based on the residual value of $102.5 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $28.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $9.5 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

A portion of the 2025 Notes proceeds received were used to redeem 174,708 of the 2021 Notes for total costs of $214.7 million. The total proceeds were allocated to the carrying value of the debt by $162.6 million and $45.0 million to equity reserves, net of a deferred tax recovery of $7.2 million, for the 2021 Notes. This resulted in gain on the settlement of debt of $3.4 million.

(b)     Revolving Credit Facility
On June 28, 2024, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Montreal, BMO Harris Bank N.A., Bank of Nova Scotia, Toronto Dominion Bank and National Bank of Canada (the "syndicate") to amend the definition of indebtedness to exclude surety bonds, and to adjust the leverage covenant threshold from 3.00:1.00 (gross) to a 3.50:1.00 (net) leverage ratio. On April 11, 2025, the Revolving Credit Facility was further amended to extend the maturity date to April 11, 2028, incorporate Gatos Silver Inc. as a material subsidiary and guarantor, and include a $100.0 million accordion feature that may be activated at the Company's discretion, subject to lender approval. On June 17, 2026, the Revolving Credit Facility was further amended to extend the maturity date to June 17, 2030. The credit limit remains at $175.0 million.

Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 1.75% to 3.00% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.35% to 0.60% per annum, dependent on certain financial parameters of First Majestic. As at June 30, 2026, the applicable rates were 1.75% and 0.35% per annum, respectively. These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
21. DEBT FACILITIES (continued)
(b)     Revolving Credit Facility (continued)
The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.50 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at June 30, 2026, the Company was in compliance with all of its debt covenants.

At June 30, 2026, the Company had letters of credit outstanding in the amount of $15.1 million (December 2025 - $35.4 million) as part of ongoing reclamation and mine closure obligations. As at June 30, 2026 the undrawn portion of the Revolving Credit Facility net of the letters of credit and drawdowns is $159.9 million (December 2025 - $139.6 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. LEASE LIABILITIES
The Company has Category I leases, Category II leases and equipment financing liabilities for various mine and plant equipment, office space and land. Category I leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For Category II leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the periods ended June 30, 2026 and December 31, 2025 are comprised of the following:

	Category I Leases(a)	Category II Leases(b)	Total
Balance at December 31, 2024	$2,662	$24,873	$27,535
Acquisition of Gatos (Note 4)	—	415	415
Additions	635	185	820
Remeasurements	—	4,924	4,924
Finance costs	165	1,591	1,756
Repayments of principal	(2,003)	(16,146)	(18,149)
Repayments of finance costs	(165)	(1,576)	(1,741)
Foreign exchange	—	963	963
Balance at December 31, 2025	$1,294	$15,229	$16,523
Additions	—	8,123	8,123
Remeasurements	—	12,575	12,575
Finance costs	47	837	884
Repayment of principal	(591)	(8,690)	(9,281)
Repayments of finance costs	(47)	(615)	(662)
Foreign Exchange	44	186	230
Balance at June 30, 2026	$747	$27,645	$28,392
Statements of Financial Position Presentation
Current portion of lease liabilities	$1,082	$9,710	$10,792
Non-current portion of lease liabilities	212	5,519	5,731
Balance at December 31, 2025	$1,294	$15,229	$16,523
Current portion of lease liabilities	$735	$14,727	$15,462
Non-current portion of lease liabilities	12	12,918	12,930
Balance at June 30, 2026	$747	$27,645	$28,392

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
22. LEASE LIABILITIES (continued)
(a) Category I leases
Category I leases primarily relate to financing arrangements entered into for the rental of vehicles and equipment. These leases have remaining lease terms of one year, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 7.5% to 8.5% per annum.

(b) Category II leases
Category II leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These leases have remaining lease terms of one to seven years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 4.5% to 11.8% per annum.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL
(a)Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

The Company files prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company. The sale of common shares has taken place through "at-the-market" ("ATM") distributions, as defined in National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange.

On September 24, 2025, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of “at-the-market distributions”) under one or more prospectus supplements of various securities listed in the shelf prospectus over a 25-month period commencing as of the date of the receipt of the base shelf prospectus. During the quarter ended June 30, 2026, no shares were issued under this program.

On September 12, 2024 the Company renewed its ongoing share repurchase program (the “2024 Share Repurchase Program”) which permitted it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) until September 11, 2025. The Share Repurchase Program is a “normal course issuer bid” and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the three and six months ended June 30, 2026, the Company repurchased nil common shares under its 2024 Share Repurchase Program (June 30, 2025 – 506,000 and 768,500 common shares at an average price of CAD$7.94 and CAD $7.90 per share, respectively, resulting in total payments of CAD$4.0 million and CAD$6.0 million, respectively, net of transaction costs). The 2024 Share Repurchase Program expired on September 11, 2025, and was renewed by the Company on October 14, 2025 (the “2025 Share Repurchase Program”). Under the 2025 Share Repurchase Program, the Company may repurchase up to 24.5 million common shares (5% of the Company’s issued and outstanding common shares as at June 30, 2026), and the program expires on October 13, 2026. During the three and six months ended June 30, 2026, the Company repurchased 1,200,000 common shares under its 2025 Share Repurchase Program at an average price of CAD$26.18 (June 30, 2025 - nil common shares repurchased).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(b)Stock options
On May 26, 2022, the Company’s shareholders approved a new Long-Term Incentive Plan (the “2022 LTIP”). Under the terms of the 2022 LTIP, the maximum number of common shares of the Company reserved for issuance in respect of awards granted under the plan, together with any other security-based arrangements of the Company, cannot exceed 6% of the Company’s issued and outstanding shares at the time of granting the award. The Company may grant stock options (“Options”) to its directors, employees and consultants under the 2022 LTIP. Options may be granted for a period of time not to exceed ten years from the grant date, and the exercise price of all options will not be lower than the Market Price (as defined in the 2022 LTIP) of the Company’s common shares as of the grant date. All Options (other than those granted to the Company’s Chief Executive Officer) vest in equal portions over a period of 30 months, with 25% vesting on the first anniversary of the grant date, and an additional 25% vesting each six months thereafter. All Options granted to the Chief Executive Officer vest in equal portions over a period of five years, with 20% vesting on the first anniversary of the grant date, and an additional 20% vesting each 12 months thereafter. Any Options granted prior to May 26, 2022 will be governed by the terms of the plan under which they were granted, namely the 2017 Option Plan and the 2019 Long-Term Incentive Plan (the “2019 LTIP”), as applicable.

Under the terms of the Merger Agreement in 2025, the Company issued an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the Exchange Ratio. These stock options have a contractual term of 10 years from the original grant dates and entitle the holder to purchase shares of the Company’s common stock. All options (other than those granted to non-employee directors) vest in equal portions over a 3-year period. All options granted to non-employee directors vested immediately on the Acquisition Date.

The following table summarizes information about Options outstanding as at June 30, 2026:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.64 - 5.00	189,747	2.79	2.02	180,929	2.75	1.75
5.01 - 10.00	2,020,072	8.27	7.53	863,525	8.23	6.69
10.01 - 15.00	1,572,864	12.40	6.67	853,110	12.85	4.92
15.01 - 20.00	315,400	16.66	4.45	300,400	16.68	4.20
20.01 - 25.00	922,984	21.99	8.06	292,150	21.54	4.91
25.01 - 30.00	432,500	28.25	9.82	—	—	—
30.01 - 35.00	5,000	30.06	9.61	—	—	—
35.01 - 40.00	15,000	36.27	9.70	—	—	—
	5,473,567	13.74	7.19	2,490,114	12.00	5.21

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(b)Stock options (continued)
The movements in Options issued for the six months ended June 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Six Months Ended June 30, 2026		Year Ended December 31, 2025

	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	6,658,357	10.96	7,929,119	11.59
Granted	1,150,279	24.21	1,728,324	9.96
Replacement options in connection with Gatos acquisition	—	—	8,242,244	5.08
Exercised	(2,120,316)	11.10	(10,419,660)	6.51
Cancelled or expired	(214,753)	9.94	(821,670)	10.67
Balance, end of the period	5,473,567	13.74	6,658,357	10.96

During the six months ended June 30, 2026, the aggregate fair value of Options granted was $9.3 million (December 31, 2025 - $5.7 million), or a weighted average fair value of $8.11 per Option granted (December 31, 2025 - $3.29).

During the six months ended June 30, 2026, total share-based payments expense related to Options was $3.1 million (June 30, 2025 - $3.8 million).

The following weighted average assumptions were used in estimating the fair value of Options granted using the Black-Scholes Option Pricing Model:

		Six Months Ended June 30, 2026	Year Ended
Assumption	Based on		December 31, 2025
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	2.82	1.97
Expected life (years)	Weighted average life of previously transacted awards	3.81	4.07
Expected volatility (%)	Historical volatility of the Company's stock	59.30	57.78
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.14%	0.26%

The weighted average closing price of the Company's common shares at date of exercise for the six months ended June 30, 2026 was CAD$13.74 (December 31, 2025 - CAD$10.96).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(c) Restricted Share Units
Under the 2022 LTIP, the Company may award to its directors, employees and consultants non-transferable Restricted Share Units ("RSUs") based on the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. Any RSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the six months ended June 30, 2026, a total of 558,308 RSUs were awarded by the Company to directors and employees under the 2022 LTIP, of which 128,990 RSUs may only be settled in cash resulting in a total expense of $1.9 million (June 30, 2025 - $0.9 million). As at June 30, 2026, there were a total of 339,087 RSUs outstanding that may only be settled in cash, with a total liability of $3.0 million (December 31, 2025 - $3.6 million).
The following table summarizes the changes in RSUs intended to be settled in cash for the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six Months Ended June 30, 2026		Year Ended December 31, 2025
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	323,182	8.7	228,590	7.98
Granted	128,990	29.82	232,157	9.03
Settled	(92,514)	8.14	(73,762)	7.98
Forfeited	(20,571)	19.06	(63,803)	8.15
Outstanding, end of the year	339,087	16.26	323,182	8.70

The following table summarizes the changes in RSUs intended to be settled in equity for the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six Months Ended June 30, 2026		Year Ended December 31, 2025
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	1,429,471	8.72	1,292,598	9.23
Granted	429,318	22.64	862,000	8.73
Settled	(364,201)	8.91	(567,138)	9.91
Forfeited	(25,975)	16.54	(157,989)	8.64
Outstanding, end of the year	1,468,613	12.61	1,429,471	8.72

During the six months ended June 30, 2026, total share-based payments expense for RSUs that the Company intends to settle in equity was $3.0 million (June 30, 2025 - $2.5 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(d) Performance Share Units
Under the 2022 LTIP the Company may award to its directors, employees and consultants non-transferable Performance Share Units ("PSUs"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSUs granted, depending on the Company’s total shareholder return compared to the return of a selected group of peer companies over a three-year period commencing as of the grant date. Unless otherwise stated, the PSU awards typically vest three years from the grant date and can be settled either in cash or equity upon vesting at the discretion of the Company. The fair value of a PSU is based on the Company's share price at the date of grant and will be adjusted based on the number of common shares actually issuable in respect of the PSU, which shall be determined on the vesting date. Any PSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the six months ended June 30, 2026, a total of 253,202 PSUs were awarded by the Company to employees under the 2022 LTIP, of which 14,910 PSUs may only be settled in cash, resulting in a total expense of $0.2 million (June 30, 2025 - $0.1 million). As at June 30, 2026, there were a total of 62,230 PSUs outstanding that may only be settled in cash, with a total liability of $0.6 million (December 31, 2025 - $0.4 million).

The following table summarizes the changes in PSUs intended to be settled in equity granted to employees and consultants for the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six Months Ended June 30, 2026		Year Ended December 31, 2025
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	1,128,891	8.96	949,809	10.03
Granted	238,292	22.83	469,857	8.58
Forfeited	(249,720)	11.4	(290,775)	11.87
Outstanding, end of the period	1,117,463	11.37	1,128,891	8.96

During the six months ended June 30, 2026, total share-based payments expense related to PSUs that the Company intends to settle in equity was $1.5 million (June 30, 2025 - $1.2 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
23. SHARE CAPITAL (continued)
(e)     Deferred Share Units
The terms of the 2019 LTIP permitted the Company to grant to its directors, employees and consultants non-transferable Deferred Share Units ("DSUs"), among other awards. Unless otherwise stated, DSUs awarded under the 2019 LTIP typically vested immediately of the grant date. The fair value of DSUs granted under the 2019 LTIP is based on the Company's share price as at the date of grant. All DSUs awarded by the Company will be settled in common shares of the Company.

The following table summarizes the changes in DSUs granted to directors under the 2019 LTIP for the six months ended June 30, 2026 and the year ended December 31, 2025:

	Six Months Ended June 30, 2026		Year Ended December 31, 2025
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	30,161	15.99	30,161	15.99
Outstanding, end of the period	30,161	15.99	30,161	15.99

On March 23, 2022, a revised standalone DSU plan was adopted by the Company (the "2022 DSU Plan"). All DSUs issued under the 2022 DSU Plan will be settled in cash only.
The following table summarizes the changes in DSUs granted to directors for the six months ended June 30, 2026 and the year ended December 31, 2025 under the 2022 DSU plan:

	Six Months Ended June 30, 2026		Year Ended December 31, 2025
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the period	164,454	9.06	101,144	9.44
Granted	27,197	29.82	63,310	8.46
Settled	(10,727)	17.09	—	—
Outstanding, end of the period	180,924	11.70	164,454	9.06

During the six months ended June 30, 2026, total share-based payments expense related to DSU's under the 2022 DSU plan was $0.7 million (June 30, 2025 - $0.7 million). As at June 30, 2026, there were a total of 180,924 DSUs outstanding, with a total liability of $3.3 million (December 31, 2025 - $2.7 million).

(f)     Dividends
The Company declared the following dividends during the six months ended June 30, 2026:

Declaration Date	Record Date	Dividend per Common Share
February 18, 2026	February 27, 2026	$0.0083
May 11, 2026	May 20, 2026	$0.0171
July 29, 2026(1)	August 14, 2026	$0.0152

(1) These dividends were declared subsequent to the period end and have not been recognized as distributions to owners during the period presented.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
24. NON-CONTROLLING INTERESTS
The acquisition of Gatos on January 16, 2025, has resulted in the Company owning 70% of the LGJV. The remaining 30% interest in the LGJV, not held by the Company, is presented as non-controlling interest.

The following table summarizes the financial information for LGJV shown on a 100% basis, except where stated:

	June 30, 2026	December 31, 2025
Current assets	$192,999	$189,272
Non-current assets	1,755,574	1,786,170
Total assets	$1,948,573	$1,975,442
Current liabilities	89,838	85,723
Non-current liabilities	494,352	516,518
Total liabilities	$584,190	$602,241

Net assets	$1,364,383	$1,373,201
Non-controlling interest percentage	30%	30%
Non-controlling interest	$409,315	$411,961

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025(1)	2026	2025
Revenue	$137,126	$103,103	$322,897	$193,578
Expenses	(82,258)	(89,666)	(203,403)	(166,887)
Total net income	$54,868	$13,437	$119,494	$26,691

Non-controlling interest percentage	30%	30%	30%	30%
Non-controlling interest	$16,460	$4,031	$35,848	$8,007
(1) LGJV net income in 2025 was from January 16, 2025 to March 31, 2025.

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025(1)	2026	2025
Cash flows from:
Operating activities	$98,916	$60,267	$222,088	$104,162
Investing activities	(17,649)	(21,030)	(31,045)	(40,127)
Financing activities	(97,564)	(32,315)	(128,396)	(32,326)

Dividends and distributions paid to non-controlling interests	($29,250)	($9,688)	($38,494)	($9,688)
(1) LGJV cash flows relating to 2025 were from January 16, 2025 to March 31, 2025.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT
The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)     Fair value and categories of financial instruments

Financial instruments included in the condensed interim consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2, and 3 during the six months ended June 30, 2026.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares	Marketable securities and silver future contracts are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
Marketable securities - stock warrants
Silver futures contracts
Trade receivables from concentrate sales	A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature.
Restricted cash
Trade and other receivables
Trade and other payables
Debt facilities
The debt related to the revolving credit facility approximated carrying value as discount rate on these instruments approximate the Company's credit risk.

The senior convertible debentures are recognized at amortized cost using the effective interest rate method. The fair value of the Company's senior convertible debentures has been estimated based on the current SOFR rates, applicable margin, premium adjustments, and comparison to discount rates used by the peer group on similar notes, which indicate a total fair value of $313.7 million (carrying amount: $302.4 million).

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(a)     Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	June 30, 2026			December 31, 2025
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivable from concentrate sales subject to provisional pricing	$—	$—	$—	$61,678	$—	$61,678
Marketable securities (Note 14)	$155,130	$155,130	$—	$180,386	$172,549	$7,837
Financial liabilities
Trade receivable from concentrate sales subject to provisional pricing	$2,502	$—	$2,502	$—	$—	$—

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

In addition to the table above, in 2026 an impairment reversal was recorded for the Del Toro mine bringing the carrying value of the asset to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of this fair value is categorized as Level 3 as it is based on the implied selling price within the purchase agreement (Note 15).

(b) Capital risk management

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	June 30, 2026	December 31, 2025
Equity	$3,374,951	$3,172,966
Debt facilities	302,754	292,216
Lease liabilities	28,392	16,523
Less: cash and cash equivalents	(1,093,311)	(793,435)
	$2,612,786	$2,688,270

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 21(b)) and lease liabilities (Note 22(b)). As at June 30, 2026, the Company was in compliance with all of its debt covenants.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management
The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables. At June 30, 2026, the net VAT receivable balance was $51.6 million (December 31, 2025 - $46.9 million).

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company’s customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.
Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company’s financial liabilities and commitments as at June 30, 2026 based on the undiscounted contractual cash flows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$202,493	$202,493	$—	$—	$—
Debt facilities	410,655	56,666	2,524	351,465	—
Lease liabilities	31,027	15,503	13,829	1,695	—
Commitments	39,227	39,227	—	—	—
	$683,402	$313,889	$16,353	$353,160	$—

At June 30, 2026, the Company had working capital of $876.0 million (December 31, 2025 – $733.6 million). Total available liquidity at June 30, 2026 was $1,035.8 million (December 31, 2025 - $873.2 million), including $159.9 million of undrawn revolving credit facility (December 31, 2025 - $139.6 million).

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flow.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2026
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$18,524	$—	$—	$10,589	$25,626	($4,624)	$56	$50,171	$5,017
Mexican Peso	24,375	138,876	51,594	—	—	(126,578)	—	88,267	8,827
	$42,899	$138,876	$51,594	$10,589	$25,626	($131,202)	$56	$138,438	$13,844

From time to time, the Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the six months ended June 30, 2026, the Company had an unrealized gain of $nil (June 30, 2025 - $nil) on fair value adjustments to its foreign currency derivatives. As at June 30, 2026, the Company held $0.1 million in foreign currency derivatives (December 31, 2025 - $nil).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.
A portion of the Company’s trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

		June 30, 2026
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total
Metals in inventory	$5,568	$2,192	$188	$35	$2	$7,985
Trade receivable from concentrate sales subject to provisional pricing	$3,808	$493	$8,238	$3,347	$251	$16,137
	$9,376	$2,685	$8,426	$3,382	$253	$24,122

Interest Rate Risk
The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company’s finance leases bear interest at fixed rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
25. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)
As at June 30, 2026, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2026, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

26. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
Other adjustments to investing activities:
Proceeds from disposal of marketable securities	$—	$1,733	$6,706	$2,017
Loan to Sierra Madre(1)	2,500	—	5,000	—
Deposits (paid) applied for the acquisition of non-current assets	1,267	(49)	(1,266)	(150)
Purchase of marketable securities	—	—	(262)	(3,096)
Other strategic investments	—	—	—	707
	$3,767	$1,684	$10,178	($522)
Net change in non-cash working capital items:
Decrease (increase) in trade and other receivables	$29,580	($6,501)	$70,646	($4,917)
Increase in value added taxes receivable	(7,397)	(3,613)	(8,422)	(5,637)
Increase in inventories	(14,805)	(837)	(23,117)	(679)
(Increase) decrease in prepaid expenses and other	(5,888)	3,314	(12,029)	1,898
Increase (decrease) in income taxes payable	17,733	11,437	14,409	(5,063)
Increase in trade and other payables	3,739	16,071	2,402	12,958
Increase in restricted cash (Note 19)	(15,638)	(14,066)	(15,151)	(19,255)
	$7,324	$5,805	$28,738	($20,695)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSU's, PSU's and DSU's	$33	$1,389	$2,362	$3,241
Transfer of share-based payments reserve upon exercise of options	477	13,041	8,527	22,210
Acquisition of Gatos	—	—	—	1,453,478
	$510	$14,430	$10,889	$1,478,929
(1) On April 29, 2024, the Company entered into an agreement to loan $5.0 million to Sierra Madre, to be used towards the development and progress of the La Guitarra Mine. The transaction closed on May 7, 2024 and was initially repayable to the Company within 24 months ("Maturity Date"). In June 2025, the agreement was amended to extend the Closing Date by one year, now expiring on May 7, 2027. The loan is subject to an interest rate of 15% per year, which will be due and payable starting six months from the Closing Date of the loan. Sierra Madre fully repaid the $5.0 million loan to the Company, with $2.5 million repaid during Q1 2026 and the remaining $2.5 million repaid during Q2 2026.
As at June 30, 2026, cash and cash equivalents include $8.5 million (December 31, 2025 - $8.2 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
27. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.

(a) Claims and Legal Proceedings Risks
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company and which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated; however, there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities.

(b) Primero Tax Rulings
When Primero Mining Corp. (“Primero”) initially acquired the San Dimas mine in August 2010, it assumed the obligations under a silver purchase agreement (“Prior Stream Agreement”) that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals Corp. (“Wheaton”) up to 6 million ounces of silver produced from the San Dimas mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1% (the “PEM Realized Price”). In May 2018, the Prior Stream Agreement was terminated between Wheaton and Silver Trading (Barbados) Limited (“STB”) in connection with the Company entering into a new precious metal purchase agreement with Wheaton Precious Metals International Ltd. (“WPMI”) concurrent with the Company’s acquisition of Primero.

The specific terms of the Prior Stream Agreement required that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton’s Cayman subsidiary, WPMI. As a result, Primero’s Mexican subsidiary that held the San Dimas mine concessions, PEM, entered into an agreement (the “Internal Stream Agreement”) to sell the required amount of silver produced from the San Dimas mine concessions to STB to allow STB to fulfill its obligations under the Prior Stream Agreement.

In 2010, PEM amended the terms of sales of silver between itself and STB under the Internal Stream Agreement and commenced to sell the amount of silver due under the Prior Stream Agreement to STB at the PEM Realized Price. For Mexican income tax purposes, PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT in October 2012. The APA confirmed the PEM Realized Price would be used as PEM’s basis for calculating income taxes owed on the silver sold to STB under the Internal Stream Agreement for the taxation years 2010 to 2014.

In August 2015 the SAT initiated a legal proceeding in Mexico seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in its legal claim for calculating income taxes on the silver sold by PEM (for which PEM received the PEM Realized Price).

In 2019, the SAT issued reassessments for the 2010 ($39.5 million), 2011 ($117.0 million) and 2012 ($220.9 million) tax years for an aggregate amount of $377.4 million (6,593 million MXN) inclusive of interest, inflation and penalties. In 2021, the SAT issued a reassessment against PEM for the 2013 tax year in the amount of $199.6 million (3,488 million MXN) inclusive of interest, inflation and penalties. In 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years for an aggregate amount of $508.7 million (8,887 million MXN) inclusive of interest, inflation, and penalties. In 2025, the SAT issued a reassessment against PEM for the 2017 tax year in the amount of $75.7 million (1,322 million MXN) inclusive of interest, inflation and penalties. Most recently, in April 2026, the SAT issued a reassessment against PEM for the 2018 tax year in the amount of $115 million (2,008 million MXN). The aforementioned reassessments for the tax years 2010 to 2018 (inclusive), which aggregate to $1.28 billion (22,298 million MXN) are collectively referred to in these consolidated financial statements as the “Reassessments”. For the 2019 tax year, the SAT has initiated an audit that has not yet been concluded, and therefore, a tax reassessment for that year has yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
27. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)
based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties. Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

Domestic Remedies in Mexico
In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the “Mexican Federal Tax Court”) seeking to nullify the APA granted to PEM, which the Company subsequently appealed. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice (the “Mexican Supreme Court”) with respect to PEM’s constitutional arguments that were not accepted in the Mexican Circuit Court’s decision. On September 18, 2024, the Mexican Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Mexican Supreme Court dismissed the Company’s appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Mexican Supreme Court which the Company believes are favourable to PEM and that were not considered by the Mexican Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which the Company believes did not take into account the Mexican Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Mexican Federal Tax Court and it expects that a decision on this new lawsuit may be issued by the Second Collegiate Court in the second half of 2026.

PEM has been challenging the 2010, 2011 and 2012 Reassessments in the Mexican courts. After the Collegiate Court issued its decision on December 5, 2024 upholding the 2012 Reassessment, PEM appealed the decision to the Mexican Supreme Court, and the Ministry of Finance and Public Credit (the “Mexican Finance Ministry”) responded by filing its own appeal. On October 30, 2025, the Mexican Supreme Court granted the Mexican Finance Ministry’s appeal, and therefore, the Mexican Supreme Court will not hear PEM’s appeal of the Collegiate Court’s decision. As a result, the Collegiate Court’s decision with respect to the 2012 Reassessment is a final decision and there are no further challenges available domestically to PEM in respect of the 2012 Reassessment. However, the Company is assessing what further actions it may wish to take internationally. The Company’s ongoing NAFTA proceeding against Mexico covers the 2010 to 2020 tax years, the disregard of the APA during such years and the tax reassessments which have been issued against PEM as a result of such disregard, which includes the 2012 Reassessment.

International Remedies
i. NAFTA APA Claim
In respect of the APA, the Company submitted a Request for Arbitration (the “Arbitration Request”) dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the “NAFTA APA Claim”). The NAFTA Arbitration Panel (the “Tribunal”) was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal granted certain provisional measures requested by the Company, issuing an order for Mexico to allow the Company to access VAT refunds from January 4, 2023 onwards that had been deposited by the SAT into a bank account of PEM that had been frozen by the SAT, and to deposit all future VAT refunds into a new bank account of PEM

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
27. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)

which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in partial compliance with its obligations under the PM Decision. However, Mexico still needs to transfer approximately $4.5 million from the frozen bank account. In addition, in breach of the PM Decision, on August 29, 2024 the SAT froze the new bank account that PEM had opened for the purpose of receiving VAT refunds. Mexico argued that they did not need to comply with the PM Decision whilst their Consolidation Request (detailed below) was still being decided.
Following the rejection of Mexico’s Consolidation Request in July 2025, the suspension on the arbitration proceedings for the NAFTA APA Claim was lifted, and the Company informed the Tribunal of Mexico’s continued non-compliance with the PM Decision. On September 22, 2025, the Tribunal issued Procedural Order No. 8, wherein the Tribunal confirmed that full compliance with the PM Decision requires that all monthly VAT refunds by SAT in favour of PEM, already effected or to be made in the future while the arbitration on the NAFTA APA Claim is ongoing, must be freely available to PEM, by SAT depositing or transferring such amounts to accounts to be maintained freely available to PEM. The Tribunal ordered Mexico to make available to PEM the approximately US$4.5 million worth of VAT refunds in the first frozen bank account. The Tribunal also confirmed that the freezing by the SAT of PEM’s bank account that had been opened after the PM Decision was rendered for the purpose of receiving VAT refunds was contrary to the PM Decision, and that Mexico must remedy the situation to ensure that the VAT refunds currently in such bank account, and any VAT refunds deposited into such bank account in the future, are freely available to PEM. As of the date of these consolidated financial statements, Mexico has yet to comply with the Tribunal’s latest order on this matter.

On February 12, 2024, Mexico filed a request (the “Consolidation Request”) with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim (defined further below) into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the “Consolidation Tribunal”) was constituted on May 8, 2024, and an in-person hearing for the Consolidation Request took place in Washington, D.C. on January 27 and 28, 2025.

On July 28, 2025, the Consolidation Tribunal rendered its decision (the “Consolidation Decision”) and rejected the Consolidation Request. It also lifted the suspension on the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim effective immediately as of July 28, 2025. Accordingly, the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim reconvened after having been suspended for over a year. On October 21, 2025, the Company filed its Ancillary Claims Memorial in order to add the claims covered by the NAFTA VAT Claim as ancillary claims to the NAFTA APA Claim. In addition, on December 10, 2025, the Company filed an amendment to its Arbitration Request to increase its damages claim against Mexico with respect to the NAFTA APA Claim to $1.09 billion.

Based on the Company’s consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, other than with respect to the 2012 Reassessment, no liability has been recognized in the financial statements with respect to this matter.

To the extent it is ultimately determined that the pricing for silver sales under the Prior Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company’s business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement (“CUSMA”) and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM’s VAT refunds ("NAFTA VAT Claim").

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
27. CONTINGENCIES AND OTHER MATTERS (continued)
(b) Primero Tax Rulings (continued)

Following the Consolidation Decision, on October 21, 2025, the Company filed its Ancillary Claims Memorial with the Tribunal for the NAFTA APA Claim. The Company received confirmation from ICSID that the NAFTA VAT Claim proceedings had been discontinued effective as of January 27, 2026.

While the Company remains confident in its position with regards to its NAFTA APA Claim, it continues to engage with the Government of Mexico and the SAT in consultation discussions so as to amicably resolve these disputes.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. (“MLE”) and Corporacion First Majestic S.A. de C.V. (“CFM”), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $43.1 million (754 million MXN) and $31.4 million (549 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $19.9 million (348 million MXN) and $250.2 million (4,371 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.5 million (61 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $7.5 million (131 million MXN). The major items relate to a forward silver purchase agreement, and the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(d) San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. (“MEP”), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.7 million (505 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.7 million (67 million MXN) including interest, inflation, and penalties. The majority of these tax assessments related to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. Pursuant to discussions, the Company and the SAT came to a resolution regarding silver sales made pursuant to the forward silver purchase agreement that resulted in the Company paying the SAT additional income taxes in the amount of $5.2 million (95.3 million MXN) in August 2025, following which amounts related to the forward silver purchase agreement were removed from the assessed amounts for the relevant years. The tax assessments for fiscal 2014, 2015, 2016, and 2017 for corporate income tax now total $21.9 million (450 million MXN), including interest, inflation and penalties, and now relate only to the denial of the deductibility of mine development costs. In 2025, the SAT issued an additional tax assessment for fiscal 2018 in the amount of $5.6 million (97 million MXN) including interest, inflation, and penalties. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued in respect of such costs. The Company, based on advice from legal and financial advisors, believes MEP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(e) La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. (“FMP”) (an indirect wholly-owned subsidiary of the Company which was the owner of the Company’s La Parrilla property which was disposed of in 2023), the SAT issued tax assessments for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $71.4 million (1,247 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.7 million (47 million MXN) including interest, inflation and penalties. In 2026, the SAT issued a tax assessment for fiscal 2018 for corporate income tax in the total amount of $2.5 million (43 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. Pursuant to discussions, the Company and the SAT came to a resolution regarding silver sales made

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 51

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
27. CONTINGENCIES AND OTHER MATTERS (continued)
(e) La Parrilla Tax Re-assessments (continued)

pursuant to the forward silver purchase agreement that resulted in the Company paying the SAT additional income taxes in the amount of $10.1 million (176.0 million MXN) in July 2026, which was included in current income tax expense for the period ended June 30, 2026. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued in respect of such costs. The Company, based on advice from legal and financial advisors, believes FMP’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(f) Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. (“FMDT”), the SAT issued tax assessments for fiscal 2015 and 2016 for corporate income tax in the total amount of $29.6 million (517 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. Pursuant to the share purchase agreement with respect to Del Toro, the Company remains liable for all such taxes which are ultimately determined to be payable with respect to such period notwithstanding closing of the sale of FMDT.

(g) CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued a tax assessment for fiscal 2016 for corporate income tax in the total amount of $84.3 million (1,473 million MXN) including interest, inflation and penalties. The major item relates to planning that took place after the Company’s acquisition of Santa Elena (via the Company's acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic, even the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(h) First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”) in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the “Bolaños Mine”) as set out further below. The Company received the sum of $14.1 million (representing monies previously held in trust by the Defendant’s lawyer) on June 27, 2013, in partial payment of the April 2013 judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million), not including interest. As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant’s assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court’s judgment in respect of the Defendant’s assets. Therefore, as at June 30, 2026, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 52

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Interim Consolidated Financial Statements - Unaudited	(Tabular amounts are expressed in thousands of US dollars)
28. SUBSEQUENT EVENTS
Declaration of Quarterly Dividend
On July 29, 2026, the Company’s Board of Directors approved the declaration of its quarterly common share dividend of $0.0152 per share, payable on or after August 31, 2026, to common shareholders of record as at the close of business on August 14, 2026. This dividend was declared subsequent to the quarter end and has not been recognized as a distribution to owners during the period ended June 30, 2026.

Sale of San Martin Mine
On July 7, 2026, the Company announced that it had entered into a definitive agreement dated July 6, 2026 to sell its San Martin mine to Flextronics Supply and Service, S. de R.L. de C.V (“Flextronics”), a private Mexican company, for total cash consideration of $90 million, comprised of upfront consideration of $2.5 million payable upon closing of the Transaction ($500,000 of this amount has already been deposited into escrow as a deposit), and an additional $87.5 million in future payments. Closing of the Transaction is subject to customary closing conditions, as well as Mexican Antitrust approval.

The accompanying notes are an integral part of the condensed interim consolidated financial statements
First Majestic Silver Corp. 2026 Second Quarter Report	Page 53